Exhibit 21.1

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

SUBSIDIARIES OF THE COMPANY

Entity Name	State of Organization

Talecris Biotherapeutics, Inc.	Delaware

Talecris Plasma Resources, Inc.	Delaware

Talecris Biotherapeutics Overseas Services Corp.	Delaware